Exhibit 12(b)

General Electric Company
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Years ended December 31
(Dollars in millions)	2008	2007	2006	2005	2004

General Electric Company and consolidated
affiliates
Earnings(a)	$19,782	$27,528	$24,150	$22,024	$19,827
Plus:
Interest and other financial charges included
in expense(b)	26,295	24,103	19,104	14,884	11,532
One-third of rental expense(c)	477	648	592	589	546

Adjusted “earnings”	$46,554	$52,279	$43,846	$37,497	$31,905

Fixed charges:
Interest and other financial charges(b)	$26,295	$24,103	$19,104	$14,884	$11,532
Interest capitalized	73	93	71	75	39
One-third of rental expense(c)	477	648	592	589	546

Total fixed charges	$26,845	$24,844	$19,767	$15,548	$12,117

Ratio of earnings to fixed charges	1.73	2.10	2.22	2.41	2.63

Preferred stock dividend requirements	$75	$0	$0	$0	$0

Ratio of earnings before provision for income taxes
to earnings from continuing operations	1.06	1.19	1.20	1.22	1.23

Preferred stock dividend factor for income taxes
to earnings from continuing operations

Preferred stock dividend factor on pre-tax basis	80	–	–	–	–
Fixed charges	26,845	24,844	19,767	15,548	12,117

Total fixed charges and preferred stock dividend
requirements	$26,925	$24,844	$19,767	$15,548	$12,117

Ration of earnings to combined fixed charges and
preferred stock dividends	1.73	2.10	2.22	2.41	2.63

(a)	Earnings before income taxes, minority interest and discontinued operations.
(b)	Included interest on tax deficiencies.
(c)	Considered to be representative of interest factor in rental expense.